SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 9, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Report of independent accountants on special review
Quarter ended September 30, 2004

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Period-ended: September 30, 2004

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70
4 - NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - APS - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASÍLIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 415-1440	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 061	12 - FAX 415-1133	13 - FAX 415-1315	14 - FAX 415-1169
15 - E-MAIL ri@brasitelecom.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME PAULO PEDRÃO RIO BRANCO
2 - COMPLETE ADDRESS SIA/SUL - APS - LOTE D- BL B - TÉRREO			3 - DISTRICT BRASÍLIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASÍLIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL paulopedrao@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2004	12/31/2004	3	07/01/2004	09/30/2004	2	04/01/2003	06/30/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 09/30/2004	3 - PRIOR QUARTER 06/30/2004	4 - SAME QUARTER OF PRIOR YEAR 09/30/2003
ISSUED CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	226,007,753	226,007,753	222,670,188
3 - TOTAL	360.039.441	360,039,441	356,701,876
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,480,800
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 113 - TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/18/2004	2,568,240	23,808	CAPITAL RESERVE	3,337,565	0.0215000000

01.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 10/29/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1	TOTAL ASSETS	6,914,169	7,036,591
1.01	CURRENT ASSETS	1,066,008	803,028
1.01.01	CASH AND CASH EQUIVALENTS	801,536	535,541
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	264,472	267,487
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	122,648	124,543
1.01.04.02	RECEIVABLES DIVIDENDS	133,690	133,690
1.01.04.03	OTHER ASSETS	8,134	9,254
1.02	NONCURRENT ASSETS	1,360,871	1,817,771
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,014,684	1,475,295
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,014,705	1,475,295
1.02.02.02.01	LOANS AND FINANCING	1,014,684	1,475,274
1.02.02.02.02	ADVANCED FOR FUTURE CAPITAL INCREASE	21	21
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	346,166	342,476
1.02.03.01	LOANS AND FINANCING	126,388	126,637
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	216,936	212,405
1.02.03.03	JUDICIAL DEPOSITS	2	2
1.02.03.04	OTHER ASSETS	2,840	3,432
1.03	FIXED ASSETS	4,487,290	4,415,792
1.03.01	INVESTMENTS	4,485,646	4,414,033
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,474,821	4,402,737
1.03.01.03	OTHER INVESTMENTS	10,825	11,296
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,548	1,656
1.03.03	DEFERRED CHARGES	96	103

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2	TOTAL LIABILITIES	6,914,169	7,036,591
2.01	CURRENT LIABILITIES	317,211	337,234
2.01.01	LOANS AND FINANCING	127	204
2.01.02	DEBENTURES	200,630	217,648
2.01.03	SUPPLIERS	333	662
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	24,052	26,491
2.01.04.01	INDIRECT TAXES	4,918	5,368
2.01.04.02	TAXES ON INCOME	19,134	21,123
2.01.05	DIVIDENDS PAYABLE	88,934	89,187
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	3,135	3,042
2.01.08.01	PAYROLL AND SOCIAL CHARGES	552	386
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	109	126
2.01.08.03	EMPLOYEE PROFIT SHARING	1,963	1,494
2.01.08.04	OTHER LIABILITIES	511	1,036
2.02	LONG-TERM LIABILITIES	295,456	487,555
2.02.01	LOANS AND FINANCING	293	364
2.02.02	DEBENTURES	256,939	445,623
2.02.03	PROVISIONS	601	583
2.02.03.1	CONTYNGENCY`S PROVISIONS	601	583
332.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	37,623	40,985
2.02.05.01	TAXES ON INCOME	37,623	40,985
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	6,301,502	6,211,802
2.05.01	CAPITAL	2,568,240	2,568,240
2.05.02	CAPITAL RESERVES	337,210	337,210
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	898,043	898,043
2.05.04.01	LEGAL	195,073	195,073
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	702,970
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,498,009	2,408,309

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 TO 09/30/2004	4 - 01/01/2004 TO 09/30/2004	5 - 07/01/2003 TO 09/30/2003	6 - 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND SERVICES	0	0	0	0
3.04	COST OF SALES0	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES	107,190	233,550	145,605	234,706
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(5,120)	(13,743)	(5,280)	(15,517)
3.06.03	FINANCIAL	43,431	68,526	82,106	51,224
3.06.03.01	FINANCIAL INCOME	70,132	234,663	108,239	313,648
3.06.03.02	FINANCIAL EXPENSES	(26,701)	(166,137)	(26,133)	(262,424)
3.06.04	OTHER OPERATING INCOME	(614)	2,553	1,422	8,638
3.06.05	OTHER OPERATING EXPENSES	(2,493)	(5,682)	(551)	(1,988)
3.06.06	EQUITY GAIN (LOSS)	71,986	181,896	67,908	192,349
3.07	OPERATING INCOME (LOSS)	107,190	233,550	145,605	234,706
3.08	NONOPERATING INCOME (EXPENSES)	97	(7,323)	(316)	648
3.08.01	REVENUES	0	0	(233)	831
3.08.02	EXPENSES	97	(7,323)	(83)	(183)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	107,287	226,227	145,289	235,354
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(17,118)	(75,998)	(26,520)	(69,743)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	(469)	(3,278)	(478)	(926)
3.12.01	INTERESTS	(469)	(3,278)	(478)	(926)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	75,000	0	122,000
3.15	INCOME/LOSS FOR THE PERIOD	89,700	221,951	118,291	286,685
	NUMBER OF OUTSTANDING SHARES (THOUSAND)	358,558,641	358,558,641	355,221,076	355,221,076
	EARNINGS PER SHARE	0,00025	0,00062	0.00033	0.00081
	LOSS PER SHARE

04.01 - NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended September 30, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) was established in accordance with Article 189 of Law 9472/97 — General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S.A., which holds 51.00% of the Company’s voting capital and 18.99% of total capital.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

Direct subsidiaries

a. Brasil Telecom S.A.

The Company is a holding company, indirectly carrying out operations through your parent company, Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The Company has rendered STFC (local and long distance calls) since July 1998 in an area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory. The Company’s business is regulated by the National Agency of Telecommunications — ANATEL.

With the recognition of the prior fulfillment in advance of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), forecasted for December 31, 2003, in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper (DOU)) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, permitting the Brasil Telecom S.A, its parent companies, its subsidiaries and associated companies to obtain new authorizations. On the same date the National Telecommunications Agency — ANATEL, issued authorizations for the Brasil Telecom S.A to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II of III of PGO. As a result of these authorizations the Company began to exploit provide the Domestic and International Long Distance services in the new regions, starting on January 22, 2004. In the case of the Local Service, to be provided in regions I and III, as regulated, the Company has a period of 12 months to begin its operations as from the date of the aforementioned authorization.

Information related with the quality and universal service targets of the STFC are available to interested parties on ANATEL’s homepage (www.anatel.gov.br).

b. Nova Tarrafa Participações e Nova Tarrafa Inc.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc (“NTI”). The latter, which was previously a minority investment, spun-off its assets in the first quarter of 2003, becoming a subsidiary. NTP and NTI are engaged in holding interests in Internet Group Limited (Cayman), an internet provider. The sum of their investments represents a minority interest.

Indirect subsidiaries

a. 14 Brasil Telecom Celular S.A. (“BrT Celular”): A wholly owned subsidiary incorporated in December 2002, to provide the Personal Mobile Service (SMP), with authorization to attend the same coverage area where the Company operates with STFC. On the closing date for the quarter BrT Celular was in the process of being structured — pre-operating stage. The beginning of its activities is forecasted for the last quarter of 2004.

b. BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary incorporated in October 2001, providing internet services and correlated activities, which became operational at the beginning of 2002.

During the second quarter of 2003, BrTI made investments in capital interests as a partner or quotaholder, obtaining control of the following companies:

(i) BrT Cabos Submarinos Group (ex-GlobeNet)

This group of companies operates through a system of submarine handles of fiber optics, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. The following companies comprised it:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): a company acquired by BrTI on June 11, 2003, as part of the program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through the relevant fact.

  Brasil Telecom Cabos Submarinos do Brasil Ltda, (“BrT CS Ltda,”): Company acquired on June 11, 2003, in which BrTI exercises direct control and total control jointly with BrT CSH, which was a further step of the program to purchase the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd, (“BrT SCS Bermudas”): Company incorporated under the law of Bermudas, for which the transfer of funds by BrTI for paying in of capital occurred on May 30, 2003. It was also an additional step of the program to purchase the Globenet Group. BrT SCS Bermudas holds the controlling interest of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A.

(ii) iBest Group

BrTI has held, since February 2002, a minority interest in the iBest Holding Corporation (“IHC”), a company incorporated in the Caiman Islands. In June 2003, BrTI started to control the iBest Group, which includes the main companies are: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (IV) Freelance S.A. In May 2004 through a corporate reorganization process the Freelance fully incorporated the Febraio S.A., the iBest S.A. and its subsidiary Mail BR Comunicação Ltda. The Freelance S.A. becomes the owner of iBest’s trademark, being the main company of this Group.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

c. MTH Ventures do Brasil Ltda, (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% held previously. MTH, in turn, held 100% of the capital of MetroRED Telecomunicações Ltda, (“MetroRED”).

MetroRED is a service provider for a private telecommunications network through optical fiber digital networks and has 343 kilometers of local network in São Paulo, Rio de Janeiro and Belo Horizonte and 1,485 kilometers of long distance network connecting these major metropolitan commercial centers. It also has an Internet Solutions center in São Paulo, which offers co-location, hosting and other value added services.

d. VANT Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company acquired the remaining 80.1% of the capital of VANT, which is a service provider for corporate network services, founded in October 1999. Initially focused on a TCP/IP network, VANT started in Brazil with a network 100% based on this technology. VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to Switched Fixed Telecommunications Services — STFC concessionaires.

As the Company is registered with the Securities and Exchange Commission (SEC), it is subject to its standards, and should annually prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statements present information related with the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision of the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and its subsidiaries mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and

  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the Parent Company net income and the consolidated figures is as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	09/30/04	06/30/04	09/30/04	06/30/04
PARENT COMPANY	221,951	132,251	6,301,502	6,211,802
Entries recorded directly in the shareholders' equity of the subsidiaries
Donations and Other	(13,946)	(8,582)	-	-
Interest capitalized in Subsidiary	2,620	1,746	(8,440)	(9,314)
CONSOLIDATED	210,625	125,415	6,293,062	6,202,488

In addition, the Company presents the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures — NPC 20 of the Brazilian Institute of Accountants — IBRACON.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate mature. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are provided for through an allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over a forecasted period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in non-current assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair, while other costs are charged to, the profit and loss accounts income, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 25. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue recognition: Revenues from services rendered are accounted for on an accrual basis. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments, exchange variation and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n.Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and BrTPREV. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Deliberation 371/00, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluation show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts in accordance with the CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employee and directors’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognised, is based on the target program established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations carried out by the Company with its subsidiaries under normal prices and market conditions. The principal transactions are:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: in the quarter, the subsidiary credited to the Company Interest on Shareholders’ Equity in the amount of R$157,283 (R$162,425 in the same period last year). The balance of this asset as of September 30, 2004, net from the withholding tax is R$133,690 (R$133,690 as of June 30, 2004).

Loans with Subsidiary: Asset balance as of September 30, 2004 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$79,906 (R$91,835 on June 30, 2004). The financial revenue recognized as profit and loss account in the quarter was R$565 (R$18,298 as financial loss in the same period in the previous year, due to the devaluation of the US dollar in relation to the Brazilian real).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005, and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$934,778 (R$1,383,439 on June 30, 2004), and the yield recognized in the income statement for the quarter represents R$138,728 (R$227,413 in 2003).

Revenues, Expenses and Accounts Receivable and Payable: arising from transactions related to the use of installations and logistic support. The balance payable is R$333 (R$2,617 payable as of June 30, 2004) and the amounts recorded in the income statement for the quarter comprise Operating Expenses of R$2,160 (R$1,637 in 2003).

Advances for Future Capital Increase — AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY	CONSOLIDATED
INVESTOR	AFAC INVESTEE	09/30/04	06/30/04	09/30/04	06/30/04
	SUBSIDIARIES
Company	Nova Tarrafa Participações Ltda.	21	21	-	-
	MINORITY INVESTMENTS	-
Brasil Telecom S.A.	Calais Participações S.A.	-	-	5,051	4,633
TOTAL		21	21	-	4,633

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note has been was made based on their materiality. Instruments whose values approximates their fair values, and risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.97% of the gross revenue (2.46% in the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY	CONSOLIDATED
	BOOK AND MARKET VALUE		BOOK AND MARKET VALUE
	09/30/04	06/30/04	09/30/04	06/30/04
ASSETS
Loan agreements with subsidiary	79,906	91,835	-	-
Loans and financing	126,388	126,637	126,388	126,637
TOTAL	206,294	218,472	126,388	126,637
Noncurrent Assets	206,294	218,472	126,388	126,637

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 26% of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures 47% of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. To the quarter, consolidated net gains totaled R$44,105 (net loss of R$76,695 in the same period in 2003).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	09/30/04		06/30/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	420	420	568	568
TOTAL	420	420	568	568
Current	127	127	204	204
Long Term	293	293	364	364

CONSOLIDATED
	09/30/04		06/30/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,286,486	1,357,496	1,439,895	1,405,971
Hedge contracts	51,525	72,764	(6,491)	6,005
TOTAL	1,388,011	1,430,260	1,433,404	1,411,976
CURRENT	48,854	52,222	67,832	66,818
LONG-TERM	1,289,157	1,378,038	1,365,572	1,345,158

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, at the market rates prevailing of the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/04	06/30/04	09/30/04	06/30/04
ASSETS
Debentures linked to CDI	934,778	1,383,439	-	-
Loans linked to CDI and Col. 27 (FGV) and IGP-DI	-	-	11,214	10,440
TOTAL	934,778	1,383,439	11,214	10,440
CURRENT	-	-	2,538	2,511
NONCURRENT ASSETS	934,778	1,383,439	8,676	7,929

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 88.9% (92.1% on June 30, 2004) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP. The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES, CDI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 52% (78% in 2003) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The Company also issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	09/30/04		06/30/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans linked to TJLP (including Debentures)	457,569	457,569	663,271	663,271
TOTAL	457,569	457,569	663,271	663,271
Current	200,630	200,630	217,648	217,648
Long term	256,939	256,939	445,623	445,623

CONSOLIDATED
	09/30/04		06/30/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans linked to TJLP (including Debentures)	2,272,913	2,395,933	2,247,468	2,376,277
Loans linked to UMBNDES	243,948	252,762	195,151	221,702
Hedge on loans indexed to UMBNDES	34,018	3,167	25,492	(8,029)
CDI	941,814	939,415	405,082	405,212
Loans linked to IGPM	17,552	17,552	18,853	18,853
Other loans	16,844	16,844	18,108	18,108
TOTAL	3,527,089	3,625,673	2,910,154	3,032,123
Current	1,171,460	1,204,203	1,142,536	1,190,422
Long-term	2,355,629	2,421,470	1,767,618	1,841,701

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A., a Nova Tarrafa Participações Ltda. e a Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity method.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

In the balance sheet date the investments were represented as follows:

	09/30/04		06/30/04
	Book Value	Market Value	Book Value	Market Value
INVESTMENTS	4,485,646	4,346,790	4,414,033	4,070,783
Equity in subsidiaries	4,474,821	4,335,965	4,402,737	4,059,487
Listed in Stock Exchange	4,434,934	4,296,087	4,362,610	4,019,360
Not Listed in Stock Exchange	39,878	39,878	40,127	40,127
Other investments	10,825	10,825	11,296	11,296

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company has several temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed, federal securities, pre-fixed and exchange rates indexed to CDI, through future contracts indexed to the exchange rate of the Futures and Commodities Exchange — BM&F and investment fund in foreign currency, with no credit risks in such operations. The Company has financial investments in the amount of R$801,450 (R$535,453 as of June 30, 2004). Income earned to the quarter date is recorded in financial income and amounts to R$66,581 (R$54,271 in 2003). In the consolidated financial statements the amounts is as follows: temporary cash investments in the amount of R$3,172,383 (R$2,433,796 as of June 30, 2004) and income earned in the amount of R$200,784 (R$163,507 in 2003).

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

(a) Private Pension Plan

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação SISTEL de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação BrTPREV (“FBrTPREV”) former Fundação dos Empregados da Companhia Riograndense de Telecomunicações — FCRT, which managed the benefit plans of CRT, a company managed by the subsidiary Brasil Telecom S.A. on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department — SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)

This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department — SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. On March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 58.0% of the staff.

PBS-A (Defined Benefit)

Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA — Health Care Plan for Retired Employees (Defined Contribution)

Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001 and beneficiaries of the plans of definite benefits PBS’s of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)

Medical assistance for retirees and pensioners linked with the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV

Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter contributions by the sponsor to the TCSPREV group represented on average 6.95% of the payroll of the plan participants. TCSPREV currently attends to around 6.26% of the staff.

PBS-A

Contributions may occur in case of accumulated deficit. As of December 31, 2003, the plan recorded a surplus.

PAMA

This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$86 in the quarter (R$90 in 2003).

PAMEC-BrT

Contributions for this plan were fully paid in July 1998 through a single payment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV

Defined contribution and settled benefits in October 2002 plan to provide supplementary social security benefits in addition to those of the official social security. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. Nowadays, this plan attended to around 35.8% of the staff.

Fundador — Brasil Telecom and Alternative — Brasil Telecom

Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Nowadays, there were 1.2% of the staff.

Contributions Established for the Plans

BrTPREV

The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.21% of the payroll of the plan participants, whilst the average employee contribution was 5.41%.

In the quarter the Company’s contributions were R$4,140 (R$1,959 in 2003).

FUNDADOR — BRASIL TELECOM AND ALTERNATIVE — Brasil Telecom

The regular contribution by the sponsor in the quarter was an average of 2.22% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 2.13%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$13 (R$137 in 2003).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 17 years and six months still remain for complete settlement. The amortizing contributions in the quarter were R$68,386 (R$58,972 in 2003).

(b) Stock option plan for management and employees

The Extraordinary Shareholders’ Meeting from the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Up to June 30, 2004, no stock had been granted.

Program B:

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price (R$)
Balance as of 06/30/2004	907,469	11,73
Balance as of 09/30/2004	907,469	11,73

There has been no grant of options for purchase of stocks exercised in the quarter and the representative ness of the balance of the options before the total outstanding stocks for the Company Brasil Telecom S.A. is 0.17% (0.17% in June 30, 2004).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$933 (R$611 in 2003).

(c) Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (group) periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	09/30/04	06/30/04	09/30/04	06/30/04
Labor	-	-	387,498	376,123
Tax	-	-	100,337	98,619
Civil	601	583	174,073	159,534
TOTAL	601	583	661,908	634,276
Current	-	-	309,069	317,452
Noncurrent	601	583	352,839	316,824

Labor

In the current fiscal year a decrease in the provision for labor contingencies in the amount of R$36,599 was verified in the quarter. This variance is caused by recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition for the provision in the amount of R$175,445 and by payments that amounted to R$20,694. The consolidated provision was increased by the amount of R$217 due to labor contingencies of VANT, that is a subsidiary of Brasil Telecom S.A.

The main objects that affect the provisions for labor claims are the following:

(i)

Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law nr 7,369/85, regulated by Decree nr 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)

Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)

Career Plan - related to the request for application of the career and salaries plan for employees of the Brasil Telecom S.A. Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted; and

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers.

Tax

In the end of quarter, there was an increase of R$34,367, represented by R$37,581 due to the opening balance of MetroRED and VANT, companies whose controlling interests were acquired in May of the current year, and a net decrease of R$10,759, related to the effect of revaluation of the cases risks and by payments amounted in R$1,130.

The main lawsuits provided for are as follows:

(i)	Social Security - Related to the non-collection of social security education allowance;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses;

(iii)	State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv)	CPMF - Non-collection of the contribution on financial activities.

Civel

The consolidated decrease in the current fiscal year up the end of quarter in the amount of R$34,838, is represented by reassessments of the contingency risks, which were reduced by recognition of monetary restatement, which resulted in a net decrease of R$27,200 and by payments totaling R$20,463. From the complement to the provision, R$368 belongs to the Company.

The lawsuits provided are the following:

(i)

Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)

Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)

Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
NATURE	09/30/04	06/30/04	09/30/04	06/30/04
LABOR	-	-	653,952	629,405
TAX	12,800	-	1,200,772	1,059,101
CIVIL	182	176	890,519	821,490
TOTAL	12,982	176	2,745,243	2,509,996

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The main lawsuits considered as possible loss are presented as follows:

(i)	ICMS - On international calls;

(ii)	ICMS - Differential of rate in interstate acquisitions;

(iii)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv)	ISS (Service Tax) - Not collected and/or under-collected;

(v)	IRPJ and CSLL (Income and Social Contribution Taxes) - Monetary variation on credits overpaid in 1997 and 1998;

(vi)	INSS (Social Security) - Related to the Bresser and Summer Plans, as well as others social security and SAT;

(vii)	COFINS - Repass; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civel

The main lawsuits are presented as follows:

(i)

Repayments resulting from PCT - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumerist nature;

(iii)

Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in real, related to the supply of equipment and rendering of services; and

(iv)	Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$32,211 (R$29,698 on June 30, 2004) for Company and R$1,439,913 (R$1,341,190 on June 30, 2004) for Consolidated.

Letters of Guarantee

The Subsidiary Brasil Telecom S.A. has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$213,902 (R$192,260 in June 30, 2004). Most of these contracts, representing 15%, have a stated period for termination during the next twelve months and the remainder is for an indeterminate period of time. The remuneration for these contracts varies between 0.75% p.a. and 4.00% p.a., representing an average weighted rate of 1.06% a.a.

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraphs of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,586,240 (R$2,568,240 as of June 30, 2004) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in Treasury		Outstanding Shares
	09/30/04	06/30/04	09/30/04	06/30/04	09/30/04	06/30/04
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	226,007,753	226,007,753	-	-	226,007,753	226,007,753
TOTAL	360,039,441	360,039,441	1,480,800	1,480,800	358,558,641	358,558,641

	09/30/04	06/30/04
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	17.57	17.32

b. Treasury stock

In the determination of the calculation of the book value per thousand of shares the shares held in treasury are maintained, which are originated from the following repurchasing program:

Stock Repurchase Program — Relevant Facts on September 13, 2004

The Company’s Board of Directors approved, on the above mentioned dates, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The repurchase of preferred and common shares issued by the Company for holding in treasury, is authorized up to the limit of 6,567,552,722 and 22,600,755,298 for each class of shares, respectively. To reach this limit, the Company could acquire the quantity of 5,086,752,722 common shares and the total limit authorized for repurchase of the preferred shares.

The exchange of the treasury shares is presented as follows:

	09/30/04		06/30/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800	20,846
Closing balance in the quarter	1,480,800	20,846	1,480,800	20,846

Cost of shares (R$)	09/30/04	06/30/04
Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost of acquisition consider the totality of stock repurchase program.

There were no disposals of these purchased preferred shares up to the end of the quarter.

Market value of treasury shares

The market value of treasury shares at the balance sheet date was the following:

	09/30/04	06/30/04
Number of preferred shares in treasury (thousand of shares)	1,480,800	1,480,800
Quote per lot of thousand shares at BOVESPA (R$)	20.45	16.43
Market value	30,282	24,330

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	RETAINED EARNINGS
	09/30/04	06/30/04
BOOK VALUE	2,518,855	2,429,155
TREASURY STOCK	(20,846)	(20,846)
NET BALANCE OF TREASURY STOCK	2,498,009	2,408,309

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/1, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law nr 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Shareholders’ Equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2004, and to be submitted for approval of the general shareholder’s meeting, are as follows:

	09/30/04	09/30/03
INTERESTS ON SHAREHOLDERS'EQUITY - JSCP CREDITED	75,000	122,000
COMMON SHARES	27,986	45,632
PREFERRED SHARES	47,014	76,368
WITHHOLDING TAX (IRRF)	(11,250)	(18,300)
NET JSCP	63,750	103,700

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	09/30/04	09/30/03
LOCAL SERVICE	5,075,873	4,806,871
Installation fees	26,186	26,657
Basic subscription	2,277,825	2,112,210
Measured service charges	1,072,543	1,048,465
Fixed to mobile calls - VC1	1,627,524	1,537,014
Rent	1,215	1,276
Other	70,580	81,249
LONG DISTANCE SERVICES	1,897,002	1,458,496
Inter-Sectorial Fixed	814,697	806,682
Intra-Regional Fixed (Inter-Sectorial)	304,101	266,338
Fixed to mobile calls - VC2 and VC3	140,500	-
International	617,737	385,058
INTERCONNECTION (USE OF THE NETWORK)	19,480	418
Fixed-Fixed	485	-
Mobile-Fixed	2	-
LEASE OF MEANS	553,164	619,574
PUBLIC TELEPHONE	356,274	455,860
DATA COMMUNICATIONS	196,890	163,714
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	172,455	154,596
OTHER SERVICES FROM THE MAIN ACTIVITY	355,594	279,141
OTHER	759,233	545,266
GROSS OPERATING REVENUE	320,374	262,787
TAXES ON GROSS REVENUE	104,182	31,526
OTHER DEDUCTIONS FROM GROSS REVENUE	23,543	19,329
NET OPERATING REVENUE	9,261,420	8,177,586

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

CONSOLIDATED
	09/30/04	09/30/03
PERSONNEL	(87,927)	(87,364)
MATERIALS	(66,809)	(61,063)
THIRD-PARTY SERVICES	(476,727)	(435,726)
INTERCONNECTION	(1,650,290)	(1,310,837)
RENT, LEASING AND INSURANCE	(252,254)	(234,929)
CONNECTION MEANS	(31,418)	(8,586)
FISTEL	(10,567)	(9,198)
DEPRECIATION AND AMORTIZATION	(1,620,361)	(1,450,109)
OTHER	(5,448)	(3,648)
Total	(4,201,801)	(3,601,460)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	09/30/04	09/30/03
PERSONNEL	(99,552)	(95,070)
MATERIALS	(1,301)	(1,393)
THIRD-PARTY SERVICES	(309,790)	(259,107)
RENT, LEASING AND INSURANCE	(3,065)	(3,717)
PROVISION FOR DOUBTFUL ACCOUNTS	(7,166)	(75)
LOSSES ON ACCOUNTS RECEIVABLE	(273,800)	(195,364)
DEPRECIATION AND AMORTIZATION	(4,095)	(4,004)
OTHER	(205)	(294)
TOTAL	(698,974)	(559,024)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
PERSONNEL	(3,934)	(3,124)	(115,347)	(105,899)
MATERIALS	(50)	(67)	(3,300)	(2,714)
THIRD-PARTY SERVICES	(6,560)	(8,288)	(385,605)	(294,329)
RENT, LEASING AND INSURANCE	(1,657)	(2,042)	(30,845)	(51,392)
DEPRECIATION AND AMORTIZATION	(1,536)	(1,981)	(151,900)	(114,890)
OTHER	(6)	(15)	(827)	(670)
TOTAL	(13,743)	(15,517)	(687,824)	(569,894)

13.OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
TECHNICAL AND ADMINISTRATIVE SERVICES	209	920	47,852	26,116
OPERATIONAL INFRASTRUCTURE RENT AND OTHER TELECOM COMPANIES	-	-	35,065	32,650
FINES	(1,739)	(2)	45,257	55,493
RECOVERED TAXES AND EXPENSES	2,344	-	60,383	325
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	-	-	-	14,060
DIVIDENDS ALLOCATED	-	7,595	-	18,139
INVESTMENTS DIVIDENDS VALUED AT COST	-	-	(2,338)	175
REDUNDANCY PROGRAM	(308)	(473)	(36,415)	(22,521)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	-	-	(7,570)	(12,958)
DONATIONS AND SPONSORSHIPS	(367)	-	(128,382)	(51,940)
CONTINGENCES - PROVISION/REVERSAL	-	-	(7,075)	-
REVERSAL OF OTHER PROVISIONS	-	19	19,774	1,834
SEVERANCE PAY	(1,409)	(1,409)	(48,130)	(7,676)
COURT FEES	-	-	(32)	(4,835)
WRITE OFF OF AMOUNTS RECOVERABLE & OTHER CREDITS	-	-	(2,836)	(1,193)
AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(1,653)	-	(1,653)	-
OTHER EXPENSES REVENUE/EXPENSES	(206)	-	(10,162)	(6,021)
TOTAL	(3,129)	6,650	(36,262)	41,648

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
FINANCIAL INCOME	234,663	313,648	411,634	289,163
LOCAL CURRENCY	231,210	309,688	370,548	245,855
ON RIGHTS IN FOREIGN CURRENCY	3,453	3,960	41,086	43,308
FINANCIAL EXPENSES	(166,137)	(262,424)	(848,168)	(967,117)
LOCAL CURRENCY	(87,801)	(93,992)	(584,003)	(657,273)
ON LIABILITIES IN FOREIGN CURRENCY	(3,336)	(46,432)	(108,348)	(104,069)
INTEREST ON EQUITY	(75,000)	(122,000)	(155,817)	(205,775)
TOTAL	68,526	51,224	(436,534)	(677,954)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
AMORTIZATION OF GOODWILL ON MERGER (CVM INSTRUCTION 319/99)	(158,289)	(158,289)	(300,284)	(300,284)
REVERSAL OF PROVISION FOR MAINTENANCE OF INTEGRITY OF SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	158,289	158,289	300,284	300,284
AMORTIZATION OF GOODWILL ON MERGER	-	-	(93,011)	(93,011)
PROVISION FOR REALIZABLE AMOUNT AND FIXED ASSET LOSSES	-	-	5,789	1,693
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	-	(148)	(65,990)	(20,033)
INVESTMENT LOSSES	(7,309)	811	(7,309)	812
PROVISION FOR INVESTMENT LOSSES *	(14)	(15)	(13,518)	(629)
OTHER NONOPERATING INCOME (EXPENSES)	-	-	(3,913)	3,275
TOTAL	(7,323)	648	(177,952)	(107,893)

In May of current fiscal year the subsidiary Brasil Telecom S.A. finalized the acquisition of total interest in the capital of VANT, whose negotiation for acquisition started at the end of the 2001 fiscal year. At the time of acquisition VANT presented negative equity in the amount of R$14,208. The subsidiary recorded a provision in the amount of negative equity as nonoperating expenses, as well as the R$51,594 referring to the amount invested. Such amounts are recognized in the consolidated nonoperating expenses.

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
INCOME BEFORE TAXES AND AFTER PROFIT SHARING	222,949	234,428	316,169	331,562
Results of subsidiaries which are not subject to income and social contribution taxes	-	-	28,136	-
Total taxable income	222,949	234,428	344,305	331,562
EXPENSE RELATED TO INCOME TAX (10%+15%=25%)	(55,738)	(58,607)	(86,076)	(82,891)
PERMANENT ADDITIONS	(3,156)	(420)	(58,645)	(34,306)
Amortization of goodwill	(352)	(352)	(33,357)	(1,918)
Equity in subsidiaries	(9)	(2)	(872)	-
Non-operating equity in subsidiaries	(1,827)	-	(1,827)	-
Provision for losses on investments	-	-	(12,899)	-
Other additions	(968)	(66)	(9,690)	(32,388)
PERMANENT EXCLUSIONS	6,162	7,734	18,674	2,719
Equity	6,162	7,483	541	-
Dividends on investments stated at cost/Dividends prescribed	-	30	90	30
Recoverable of federal taxes	-	-	4,882	-
Other exclusions	-	221	13,161	2,689
OTHER	(3,561)	-	(1,041)	1,082
EFFECT OF INCOME TAX IN STATEMENT OF INCOME	(56,293)	(51,293)	(127,088)	(113,396)
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (9%)	(20,066)	(21,099)	(30,987)	(29,841)
PERMANENT ADDITIONS	(943)	(129)	(19,809)	(11,039)
Amortization of goodwill	(127)	(127)	(12,008)	(9,061)
Equity in subsidiaries	(3)	(1)	(314)	-
Non-operating equity in subsidiaries	(658)	-	(658)	-
Provision for losses on investments	-	-	(4,643)	-
Other additions	(155)	(1)	(2,186)	(1,978)
PERMANENT EXCLUSIONS	2,218	2,778	5,588	930
Equity	2,218	2,694	195	-
Dividends on investments stated at cost/Dividends prescribed	-	11	32	714
Recoverable of federal taxes	-	-	1,758	-
Other exclusions	-	73	3,603	216
OTHER	(914)	-	379	-
EFFECT OF SOCIAL CONTRIBUTION IN TAX STATEMENT OF INCOME	(19,705)	(18,450)	(44,829)	(39,950)
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSE IN STATEMENT OF INCOME	(75,998)	(69,743)	(171,917)	(153,346)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
CASH	16	16	523	453
BANKS	70	72	227,539	72,030
TEMPORARY CASH INVESTMENTS	801,450	535,453	3,172,383	2,433,796
TOTAL	801,536	535,541	3,400,445	2,506,279

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 5% p.a., and in the investment funds with exchange rate variation plus interest of 1% p.a. to 4.25% p.a. due to consolidated.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
OPERATIONS
NET INCOME FOR THE PERIOD	162,152	286,685	210,625	286,782
MINORITY INTEREST	59,800	-	89,444	97,209
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	(125,566)	47,164	3,076,328	2,525,693
Depreciation and amortization	2,945	3,389	1,917,497	1,669,596
Losses on accounts receivable from services	-	-	284,702	201,032
Provision for doubtful accounts	-	-	6,615	(5,593)
Provision for contingencies	367	1	128,383	51,941
Deferred taxes	(12,201)	(19,134)	168,408	58,399
Amortization of premium paid on the acquisition of investments	14	163	80,053	18,186
Income from writing off permanent assets	57,896	92,354	482,036	525,476
Financial charges	(181,896)	(28,798)	-	-
Equity gain (loss)	7,309	(811)	8,634	6,656
Investment gain/loss	-	-	-	-
CHANGES IN ASSETS AND LIABILITIES	173,622	49,340	(935,523)	(674,753)
CASH FLOW FROM OPERATIONS	270,008	383,189	2,440,874	2,234,931

FINANCING
Dividends/interest on equity paid during the period	(187,840)	(97,101)	(255,672)	(180,882)
Loans and financing	(254,231)	(59,834)	595,898	(687,473)
Loans obtained	17	-	2,008,718	83,716
Loans paid	(191,582)	(182)	(1,078,127)	(389,573)
Interest paid	(62,649)	(59,652)	(334,693)	(381,616)
Acquisition of own shares	-	-	13,946	2,522
Stock repurchase	-	(11,671)	-	(11,671)
Other cash flow from financing	-	-	6,101	(27,867)
CASH FLOW FROM FINANCING	(442,071)	(168,606)	360,273	(905,371)

INVESTMENTS
Short-term financial investments	482,661	69,894	(553)	4,952
Providers of investments	(179)	232	466,238	(42,875)
Income obtained from the sale of permanent assets	-	9,100	6,028	16,917
Investments in permanent assets	234	(1,294)	(1,824,018)	(1,295,349)
Investments	234	(1,294)	(1,653,141)	(1,033,618)
Investments for acquisition of subsidiaries	-	-	(170,877)	(261,731)
Value of acquisition	-	-	(174,542)	(295,194)
Cash and cash equivalents agregated	-	-	3,665	33,463
Other cash flow from investments	(8)	(14)	(5,053)	(5,173)
CASH FLOW FROM INVESTMENTS	482,691	77,918	(1,357,374)	(1,321,528)

CASH FLOW FOR THE PERIOD	310,645	292,501	1,443,789	8,032

CASH AND CASH EQUIVALENTS
Closing balance	801,536	465,764	3,400,445	1,604,195
Opening balance	490,891	173,263	1,956,656	1,596,163
CHANGES IN CASH AND CASH EQUIVALENTS	310,645	292,501	1,443,789	8,032

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	09/30/04	06/30/04
UNBILLED AMOUNTS	867,380	777,585
BILLED AMOUNTS	1,416,986	1368,356
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(191,107)	(185,368)
TOTAL	2,093,259	1,960,573
CURRENT	1,405,890	1,289,870
PAST DUE - 01 TO 30 DAYS	394,576	337,558
PAST DUE - 31 TO 60 DAYS	131,570	135,093
PAST DUE - 61 TO 90 DAYS	80,349	76,959
PAST DUE - 91 TO 120 DAYS	51,321	88,381
PAST DUE - OVER 120 DAYS	220,660	218,080

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
LOANS
LOANS TO SUBSIDIARY	79,906	91,835	-	-
LOANS	126,388	126,637	137,602	137,077
FINANCING
DEBENTURES OF SUBSIDIARY	934,778	1,383,439	-	-
TOTAL	1,141,072	1,601,911	137,602	137,077
CURRENT	-	-	2,538	2,511
NONCURRENT	1,141,072	1,601,911	135,064	134,566

The loans and financing account includes the amount of R$126,388 (R$126,637 on June 30, 2004), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

The amounts related to loans and debentures receivable from the Subsidiary until September 30, 2004, in the amount of R$423,390 (R$483,213 in June 30, 2004), are being presented in the noncurrent assets, in accordance with the article Nr. 179, under the Corporate Law.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:	150	146	155,683	148,981
Provision for contingencies	-	-	47,518	45,980
Allowance for doubtful accounts	-	-	10,554	30,493
Negative calculation base	266	224	7,113	5,644
Provision for employee profit sharing	-	-	47,429	44,348
Unrealized revenue	13,191	26,381	13,191	26,381
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	-	-	55,221	67,053
Goodwill on CRT acquisition	-	-	122,165	127,476
Provision for pension plan actuarial insufficiency coverage	-	-	14,513	14,113
Other provisions	-	92	32,977	34,739
SUBTOTAL	13,607	26,843	506,364	545,208
INCOME TAX
DEFERRED INCOME TAX on:
Provision for contingencies	54	52	56,046	53,633
Allowance for doubtful accounts	-	-	17,106	16,553
Tax loss carryforwards	-	-	3,799	13,338
Provision for employee profit sharing	96	134	2,544	2,537
Unrealized revenue	4,749	9,498	4,749	9,498
ICMS - 69/98 Agreement	-	-	19,879	24,139
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	-	-	43,979	45,891
Goodwill on CRT acquisition	80	33	12,916	13,047
Provision for pension plan actuarial insufficiency coverage	4,979	9,717	161,018	178,636
Provision for COFINS/CPMF suspended collection	18,586	36,560	667,382	723,844
Other provisions	18,586	36,560	297,445	356,803
SUBTOTAL	-	-	369,937	367,041
TOTAL	150	146	155,683	148,981
CURRENT	-	-	47,518	45,980
NONCURRENT	-	-	10,554	30,493

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submited to approval of the Executive Board, Board of Directors as well as the fiscal council.

PARENT COMPANY	CONSOLIDATED
2004	17,991	95,817
2005	595	292,880
2006	-	54,061
2007	-	43,859
2008	-	41,034
2009 to 2011	-	47,603
2012 to 2013	-	18,426
After 2013	-	73,702
TOTAL	18,586	667,382
CURRENT	18,586	297,445
NONCURRENT	-	369,937

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan, that is being settled by Brasil Telecom S.A. according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 17 years and 3 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$117,442, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of taxable income in the next ten years in VANT, MetroRED, BrT CSH, BrT CS Ltda. and Freelance S.A., indirect subsidiaries.

Other Tax Carryforwards
It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law nr 102/00.

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
INCOME TAX	309,219	288,653	392,034	381,131
SOCIAL CONTRIBUTION TAX	11,657	11,646	16,623	18,724
ICMS (state VAT)	114	80	397,897	367,798
PIS AND COFINS	-	-	93,738	65,325
OTHER	8	9	29,766	3,980
TOTAL	320,998	300,388	930,058	836,958
CURRENT	104,062	87,983	468,665	413,039
NONCURRENT	216,936	212,405	461,393	423,919

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	09/30/04	06/30/04	09/30/04	06/30/04
LABOR	2	2	323,926	301,364
CIVIL	-	-	48,236	49,699
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	-	-	189,646	177,285
OTHER	-	-	59,900	58,413
TOTAL	2	2	621,708	586,761
CURRENT	-	-	163,678	158,325
NONCURRENT	2	2	458,030	428,436

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
DIVIDENDS/INTERST ON SHAREHOLDERS’ EQUITY RECEIVABLE	133,690	133,690	-	-
RECEIVABLES FROM OTHER TELECOM COMPANIES	-	-	103,192	106,237
ADVANCES TO SUPPLIERS	75	-	32,298	105,660
CONTRACTUAL GUARANTEES AND RETENTIONS	-	-	35,316	39,720
ADVANCES TO EMPLOYEES	85	85	28,481	23,689
RECEIVABLES FROM SALE OF ASSETS	-	-	29,309	13,560
PREPAID EXPENSES	9,966	8,945	98,456	104,904
ASSETS FOR SALE	-	-	111,416	19,061
TAX INCENTIVES	-	-	18,315	18,315
COMPULSORY DEPOSITS	-	-	1,750	1,750
OTHER	848	3,656	13,667	14,193
TOTAL	144,664	146,376	472,200	447,089
CURRENT	141,824	142,944	310,774	250,431
NONCURRENT	2,840	3,432	161,426	196,658

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
INVESTMENT VALUED USING THE EQUITY METHOD	4,474,821	4,402,737	-	-
BRASIL TELECOM S.A.	4,434,943	4,362,610	-	-
NOVA TARRAFA PARTICIPAÇÕES LTDA.	37,011	37,011	-	-
NOVA TARRAFA INC.	2,867	3,116	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS	2,190	2,661	188,743	220,268
CRT	2,190	2,661	2,191	2,661
IBEST GROUP	-	-	78,329	99,560
BRT CABOS SUBMARINOS GROUP	-	-	7,054	7,681
MTH Ventures do Brasil	-	-	101,169	110,366
INVESTMENTS VALUED USING THE ACQUISITION COST	6,911	6,911	230,095	242,883
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,724	1,724	29,105	29,010
OTHER INVESTMENTS	-	-	373	373
TOTAL	4,485,646	4,414,033	448,316	492,534

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
SHAREHOLDERS’ EQUITY	6,698,158	37,011	2,867
CAPITAL	3,401,245	32,625	2,867
BOOK VALUE PER SHARE/SHAREQUOTA (R$)	0,012	1,13	2,857,80
NET INCOME/(LOSS) IN THE QUARTER	263,568	(4)	-
NUMBER OF SHARES/SHAREQUOTAS HELD BY COMPANY
COMMON SHARES	247,276,296,466	-	1,003
PREFERRED SHARES	112,516,802,381	-	-
SHAREQUOTAS	-	32,624,928	-
OWNERSHIP % IN SUBSIDIARY’S CAPITAL (1)
IN TOTAL CAPITAL	66.05%	99.99%	100%
IN VOTING CAPITAL	99.07%	99.99%	100%
DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY RECEIVABLE	133,690	-	-
(1)	It considers the capital stock in circulation.

The following valued compose the Equity Method:

OPERATING	NONOPERATING
	09/30/04	06/30/04	09/30/04	06/30/04
BRASIL TELECOM S.A.	181,931	109,696	(7,309)	(7,407)
NOVA TARRAFA PARTICIPAÇÕES LTDA.	(4)	(5)	-	-
NOVA TARRAFA INC.	(31)	219	-	-
TOTAL	181,896	109,910	(7,309)	(7,407)

Investments valued using the cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	09/30/04				06/30/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
BUILDINGS	4	3	(3)	-	-
ASSETS FOR GENERAL USE	5% - 2	53,279	(51,802)	1,477	1,620
OTHER ASSETS	20(1)	3,893	(3,822)	71	36
TOTAL		57,175	(55,627)	1,548	1,656
(1)	Taxa anual média ponderada.

CONSOLIDATED
NATURE	09/30/04				06/30/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
CONSTRUCTION IN PROGRESS	-	891,109	-	891,109	615,057
PUBLIC SWITCHING EQUIPMENT	20%	4,913,199	(4,223,666)	689,533	783,176
EQUIPMENTS AND TRANSMISSION MEANS	17.9%(1)	10,746,838	(7,372,685)	3,374,153	3565,971
TERMINALS AND LAST MILE EQUIPMENT	20%	474,234	(412,687)	61,547	67,035
DATA COMMUNICATION EQUIPMENT	20%	1,252,035	(522,156)	729,879	703,777
BUILDINGS	4%	891,060	(484,613)	406,447	405,750
INFRASTRUCTURE	9.2%(1)	3,557,562	(1,825,160)	1,732,402	1,756,815
ASSETS FOR GENERAL USE	18.3%(1)	865,143	(552,129)	313,014	293,524
LAND	-	85,932	-	85,932	86,320
OTHER ASSETS	20%(1)	836,277	(327,348)	508,929	482,016
TOTAL		24,513,389	(15,720,444)	8,792,945	8,759,441
(1)	Taxa anual média ponderada.

In 2004, considering the current technological stage of the telecommunications equipment, the Subsidiary Brasil Telecom S.A., based on technical report issued by Instituto Nacional de Tecnologia, in January 12, 2004, decided to changed the depreciation rates of some equipment, covering underground systems, and metallic, coaxial and optic cables. This change generated a reduction in income, net of taxes, in the amount of R$215,584.

According to the STFC concession contracts, the subsidiary’s assets (Brasil Telecom S.A.) that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subsidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$45 (R$24 in 2003) for the Company and R$177,599 (R$138,380 in 2003) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used by the Company and the subsidiary in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in the quarter amounted to R$320 (R$1,300 in 2003) for the Company and R$13,466 (R$32,870 in 2003) for the consolidated.

Insurance - Not revised

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$1,292 (R$718 in 2003) for the Company and R$9,182 (R$7,768 in 2003) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		09/30/04	06/30/04
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,608,961	11,548,323
Loss of profit	Fixed expenses and net income	7,370,615	7,370,615
Contractual guarantees	Compliance with contractual obligations	120,870	120,870
Civil liabilities	Telephony service operations	10,000	-

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	09/30/04			06/30/04
	Cost	Accumulated Amortization	Net book value	Net book value
DATA PROCESSING SYSTEMS	148	(52)	96	103
TOTAL	148	(52)	96	103

CONSOLIDATED
	09/30/04			06/30/04
	Cost	Accumulated Amortization	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(475,389)	144,684	175,687
INSTALLATION AND REORGANIZATION COSTS	230,012	(24,262)	205,750	127,369
DATA PROCESSING SYSTEMS	525,110	(150,602)	374,508	356,122
OTHER	14,846	(6,682)	8,164	8,455
TOTAL	1,390,041	(656,935)	733,106	667,633

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SALARIES AND COMPENSATION	43	27	1,784	1,758
PAYROLL CHARGES	477	334	83,522	71,976
BENEFITS	32	25	5,164	4,599
OTHER	-	-	6,881	6,572
TOTAL	552	386	97,351	84,905
CURRENT	552	386	92,514	80,068
NONCURRENT	-	-	4,837	4,837

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
TRADE ACCOUNTS PAYABLE	333	662	1,451,561	1,108,917
THIRD-PARTY CONSIGNMENTS	109	126	123,367	70,820
TOTAL	442	788	1,574,928	1,179,737
CURRENT	442	788	1,566,500	1,179,341
NONCURRENT	-	-	8,428	396

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
ICMS (STATE VAT)	65	58	1,066,105	983,813
TAXES ON OPERATING REVENUES (COFINS/PIS)	4,853	5,310	137,713	152,675
OTHER	-	-	22,785	22,432
TOTAL	4,918	5,368	1,226,603	1,158,920
CURRENT	4,918	5,368	552,430	504,411
NONCURRENT	-	-	674,173	654,509

In 2003 the subsidiary Brasil Telecom S.A. paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (“REFIS”) and Special 5,660 (R$8,332 in June 30, 2004) with the period for amortization established at 9 monthly payments, and the Company still needs to pay R$42,916 (R$43,182 in June 30, 2004) for the remaining 108 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the subsidiary has lodged appeals at the judicial level for restitution or future compensation.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SOCIAL CONTRIBUTION TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	3,289	3,699
UNEARNED FINANCIAL INCOME	9,959	10,849	9,959	10,849
OTHER DEFERRED AMOUNTS	4,922	5,447	12,580	6,519
SUBTOTAL	14,881	16,296	25,828	21,067
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	9,135	10,275
UNEARNED FINANCIAL INCOME	27,665	30,136	27,665	30,136
SUSPENDED LIABILITIES	-	15,676	18,094	17,598
OTHER DEFERRED AMOUNTS	14,211	-	45,807	19,247
SUBTOTAL	41,876	45,812	100,701	77,256
TOTAL	56,757	62,108	126,529	98,323
CURRENT	19,134	21,123	55,141	28,906
NONCURRENT	37,623	40,985	71,388	69,417

30. DIVIDENDS INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
MAJORITY SHAREHOLDERS	12,920	12,920	12,920	12,920
MINORITY SHAREHOLDERS	76,014	76,267	180,331	181,126
TOTAL OF SHAREHOLDERS	88,934	89,187	193,251	194,046
EMPLOYEES AND MANAGEMENT PROFIT SHARING	1,963	1,494	44,492	32,819
TOTAL	90,897	90,681	237,743	226,865

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
FINANCING	382,125	545,867	4,439,006	3,892,543
ACCRUED INTEREST	75,864	117,972	426,094	451,015
TOTAL	457,989	663,839	4,865,100	4,343,558
CURRENT	200,757	217,852	1,220,314	1,210,368
NONCURRENT	257,232	445,987	3,644,786	3,133,190

Financing

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
BNDES	-	-	2,093,310	1,804,841
DEBENTURES	457,569	663,271	1,399,383	1068,352
FINANCIAL INSTITUTIONS	-	-	1,337,576	1,430,178
SUPPLIERS	420	568	34,831	40,187
TOTAL	457,989	663,839	4,865,100	4,343,558

Financing denominated in local currency: bear fixed interest rates of 14% p.a. bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. resulting in an average rate of 14.3% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average rate of 8.6% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the LIBOR, resulting in an average rate of 2.1% p.a. The LIBOR rate on June 30, 2004 for semiannual payments was 1.83% p.a.

Debentures

Company:

In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$457,569, will be amortized in three installments, maturing in July in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Brasil Telecom S.A.:

Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Yield corresponds to an interest rate of 109% of the CDI, payable half-yearly.

Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

As of September 30, 2004, no debentures issued by the Company had been repurchased.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
2005	137,388	199,127	549,546	651,265
2006	119,785	246,787	601,355	695,702
2007	59	73	555,956	536,743
2008	-	-	156,815	75,337
2009	-	-	655,692	74,411
2010	-	-	156,172	71,981
2011 and after	-	-	969,250	1,027,751
TOTAL	257,232	445,987	3,644,786	3,133,190

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	09/30/04	06/30/04	09/30/04	06/30/04
TJLP (Long-term interest rate)	457,569	663,271	2,272,913	2,247,468
UMBNDES (BNDES Basket of Currencies)	-	-	243,948	195,151
UMBNDES HEDGE	-	-	34,018	25,492
CDI	-	-	941,814	405,082
US DOLLARS	420	568	722,938	817,848
US DOLLARS HEDGE	-	-	7,505	3,775
IENES	-	-	563,548	622,047
Hedge in IENES	-	-	44,020	(10,266)
IGP-M	-	-	17,552	18,853
OTHER	-	-	16,844	18,108
TOTAL	457,989	663,839	4,865,100	4,343,558

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

The subsidiary has hedge contracts on 45% (47% for Consolidated) of its dollar-denominated and iene loans and financing with third parties and 52% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

Represented by the terms signed by the subsidiary 14 Brasil Telecom Celular S.A. totally subsidiary by Brasil Telecom S.A. with ANATEL, to offer SMP Services for the next the fifteen years in the same area of operation where the subsidiary has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

During the second quarter of this year new authorizations were contracted for certain frequency bands in the total amount of R$28,624. The rights to explore it are the same as the previous authorizations, payment conditions, and the maturities of the installments of these new authorizations are foreseen for the years from 2007 to 2012.

The restated balance of this liability is R$292,620, (R$275,716 in June 30, 2004).

33. PROVISIONS FOR PENSION PLANS

Liability formed by Brasil Telecom S.A. due to the actuarial deficit of the social security plans managed by BrTPREV and to SISTEL foundations, appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00. On the liabilities registered are recognized the inflation effects based on the fluctuation of INPC, bear fixed interest rates of 6% per annum, according to accrual basis, being recorded in income statement of quarterly the amount of R$49,352. The contribution paid to BrTPREV on the current quarterly totalled R$73,857 for the coverage of administrative costs, which were recorded in the income statement.

The funds for sponsored supplementary pensions are detailed in Note 6.

CONSOLIDATED
	09/30/04	06/30/04
FCRT - BrTPREV	486,809	491,093
SISTEL - PAMEC	1,851	1,794
TOTAL	488,660	492,887
CURRENT	28,022	28,022
NONCURRENT	460,638	464,865

34. DEFERRED INCOME

There are contracts with Brasil Telecom S.A. and it’s subsidiaries related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	09/30/04	06/30/04
2004	3,647	6,287
2005	5,294	4,764
2006	5,123	4,764
2007	5,123	4,764
2008	5,123	4,763
2009	5,123	4,763
2010	5,123	4,763
2011 and after	38,625	29,179
Total	73,181	64,047

35. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SELF-FINANCING FUNDS	-	-	24,143	24,143
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	-	-	3,534	4,829
LIABILITIES WITH OTHER TELECOM COMPANIES	-	-	9,559	9,522
LIABILITIES FOR ACQUISITION OF ASSETS	-	-	2,581	41,075
LIABILITIES FOR ACQUISITION OF TAX CREDITS	-	-	20,897	20,897
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	-	-	8,482	8,152
CPMF - SUSPENDED COLLECTION	-	-	24,318	23,814
PREPAYMENTS	-	-	601	1,697
OTHER TAXES PAYABLE	-	-	220	150
OTHER	511	1,036	2,476	828
TOTAL	511	1,036	96,811	135,107
CURRENT	511	1,036	69,252	70,572
NONCURRENT	-	-	27,559	64,535

Self-financing funds - Rio Grande do Sul Branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. Branch Rio Grande do Sul (former CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, on shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law Nr. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

36. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule nr 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,794 (R$7,974 in June 30, 2004) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

37. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operating income, is as follows:

CONSOLIDATED
	09/30/04	09/30/03
OPERATING INCOME	537,391	475,320
FINANCIAL EXPENSES, NET	436,534	677,954
DEPRECIATION	1,776,356	1,569,002
AMORTIZ. OF GOODWILL IN ACQUISITION. OF INVESTIMENTS (1)	48,129	7,583
EBITDA	2,798,410	2,729,859

NET REVENUE	6,598,786	5,842,004

MARGIN EBITDA	42.4%	46.7%
(1)

It does not include the amortization of special goodwill of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the nonoperating income.

38. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermudas acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$1.26 billion to Brasil Telecom S.A., which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% p.a. for the remaining 20%. The funds will be released from 2004 to 2006.

39. SUBSEQUENT EVENT

The subsidiary Brasil Telecom S.A. received on October 26, 2004 the second tranche of the BNDES financing described in Note 38. This tranche amounted to R$342,405, being R$282,664 bearing interest of the long-term interest rate (TJLP) plus 5.5% p.a., and R$59,741 bearing interest linked to a basket of currencies plus 5.5% p.a. Considering this release of funds, the total financing obtained with the BNDES until September 30, 2004 amounted to R$742,405.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	- 06/30/2004
1	TOTAL ASSETS	18,305,673	17,132,966
1.01	CURRENT ASSETS	6,740,405	5,655,335
1.01.01	CASH AND CASH EQUIVALENTS	3,400,445	2,506,279
1.01.02	CREDITS	2,093,259	1,960,573
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,093,259	1,960,573
1.01.03	INVENTORIES	3,601	7,374
1.01.04	OTHER	1,243,100	1,181,109
1.01.04.01	LOANS AND FINANCING	2,538	2,511
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	766,110	769,842
1.01.04.03	JUDICIAL DEPOSITS	163,678	158,325
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	OTHER ASSETS	310,774	250,431
1.02	NONCURRENT ASSETS	1,590,901	1,558,023
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	5,051	4,633
1.02.02.01	FROM ASSOCIATED COMPANIES	5,051	4,633
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,585,850	1,553,390
1.02.03.01	LOANS AND FINANCING	135,064	134,566
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	831,330	790,960
1.02.03.03	JUDICIAL DEPOSITS	458.030	428,436
1.02.03.04	INVENTORIES	0	2,770
1.02.03.05	OTHER ASSETS	161,426	196,658
1.03	PERMANENT ASSETS	9,974,367	9,919,608
1.03.01	INVESTMENTS	448,316	492,534
1.03.01.01	ASSOCIATED COMPANIES	204	204
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	448,112	492,330
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,792,945	8,759,441
1.03.03	DEFERRED CHARGES	733,106	667,633

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	- 06/30/2004
2	TOTAL LIABILITIES	18,305,673	17,132,966
2.01	CURRENT LIABILITIES	4,130,985	3,646,005
2.01.01	LOANS AND FINANCING	577,870	587,638
2.01.02	DEBENTURES	642,444	622,730
2.01.03	SUPPLIERS	1,443,133	1,108,521
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	607,571	533,317
2.01.04.01	INDIRECT TAXES	552,430	504,411
2.01.04.02	TAXES ON INCOME	55,141	28,906
2.01.05	DIVIDENDS PAYABLE	193,251	194,046
2.01.06	PROVISIONS	337,091	345,474
2.01.06.01	PROVISION FOR CONTINGENCIES	309,069	317,452
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	369,625	254,279
2.01.08.01	PAYROLL AND SOCIAL CHARGES	92,514	80,068
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	123,367	70,820
2.01.08.03	EMPLOYEE PROFIT SHARING	44,492	32,819
2.01.08.04	OTHER LIABILITIES	69,252	70,572
2.02	LONG-TERM LIABILITIES	5,545,242	4,992,263
2.02.01	LOANS AND FINANCING	2,887,847	2,687,568
2.02.02	DEBENTURES	756,939	445,622
2.02.03	PROVISIONS	813,477	781,689
2.02.03.01	PROVISION FOR CONTINGENCIES	352,839	316,824
2.02.03.02	PROVISION FOR PENSION PLAN	460,638	464,865
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,086,979	1,077,384
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,837	4,837
2.02.05.02	SUPPLIERS	8,428	396
2.02.05.03	INDIRECT TAXES	674,173	654,509
2.02.05.04	TAXES ON INCOME	71,388	69,417
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	292,620	275,716
2.02.05.06	OTHER LIABILITIES	27,559	64,535
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	73,181	64,047
2.04	MINORITY INTERESTS	2,263,203	2,228,163
2.05	SHAREHOLDERS’ EQUITY	6,293,062	6,202,488
2.05.01	CAPITAL	2,568,240	2,568,240
2.05.02	CAPITAL RESERVES	337,210	337,210
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	898,043	898,043
2.05.04.01	LEGAL	195,073	195,073
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	702,970
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,498,569	2,398,995

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 TO 09/30/2004	4 - 01/01/2004 TO 09/30/2004	5 - 07/01/2003 TO 09/30/2003	6 - 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,315,170	9,261,420	2,877,142	8,177,586
3.02	DEDUCTIONS FROM GROSS REVENUE	(954,279)	(2,662,634)	(823,709)	(2,335,582)
3.03	NET REVENUE FROM SALES AND SERVICES	2,360,891	6,598,786	2,053,433	5,842,004
3.04	COST OF SALES	(1,479,419)	(4,201,801)	(1,219,251)	(3,601,460)
3.05	GROSS PROFIT	881,472	2,396,985	834,182	2,240,544
3.06	OPERATING EXPENSES	(621,773)	(1,859,594)	(533,380)	(1,765,224)
3.06.01	SELLING EXPENSES	(243,200)	(698,974)	(200,108)	(559,024)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(233,753)	(687,824)	(205,968)	(569,894)
3.06.03	FINANCIAL	(98,270)	(436,534)	(129,280)	(677,954)
3.06.03.01	FINANCIAL INCOME	82,363	411,634	83,679	289,163
3.06.03.02	FINANCIAL EXPENSES	(180,633)	(848,168)	(212,959)	(967,117)
3.06.04	OTHER OPERATING INCOME	92,417	331,380	48,932	183,117
3.06.05	OTHER OPERATING EXPENSES	(138,967)	(367,642)	(46,956)	(141,469)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME (LOSS)	259,699	537,291	300,802	475,320
3.08	NONOPERATING INCOME (EXPENSES)	(33,329)	(177,952)	(30,482)	(107,893)
3.08.01	REVENUES	10,612	26,714	11,163	38,526
3.08.02	EXPENSES	(43,941)	(204,666)	(41,645)	(146,419)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	226,370	359,439	270,320	367,427
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(90,521)	(171,917)	(105,798)	(153,346)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(13,591)	(43,270)	(14,473)	(35,865)
3.12.01	INTERESTS	(13,591)	(43,270)	(14,473)	(35,865)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	155,817	0	205,775
3.14	MINORITY INTERESTS	(37,048)	(89,444)	(33,408)	(97,209)
3.15	INCOME/LOSS FOR THE PERIOD	85,210	210,625	116,641	286,782
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	358,558,641	358,558,641	355,221,076	355,221,076
	EARNINGS PER SHARE (REAIS)	0.00024	0.00059	0.00033	0.00081
	LOSS PER SHARE (REAIS)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3rd QUARTER 2004

The performance report presents the consolidated figures of Brasil Telecom Participações S.A.
and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance (Not revised by independent auditors)

Plant

OPERATING DATA	3Q04	2Q04	3Q04/2Q04 (%)

Lines Installed (Thousand)	10,725	10,712	0.1
Additional Lines Installed (Thousand)	14	11	26.8

Lines In Service - LES (Thousand)	9,604	9,647	(0.4)
- Residential	6,685	6,841	(2.3)
- Non-Residential	1,451	1,451	0.1
- Public Telephones - TUP (Thousand)	296	296	(0.1)
- Prepaid	285	276	3.1
- Terminais Híbridos	267	159	67.6
- Other (Includes PABX)	620	624	(0.7)
Additional Lines In Service (Thousand)	(42)	(77)	(45.0)

Average Lines In Service - LIS (Thousand)	9,626	9,685	(0.6)

LES/100 Inhabitants	22.7	22.9	(0.7)
TUP/1,000 Inhabitants	7.0	7.0	(0.3)
TUP/100 Lines Installed	2.8	2.8	(0.2)

Utilization Rate (In Service/Installed)	89.5%	90.1%	(0.5) p.p.

Digitalization Rate	99.6%	99.5%	0.1 p.p.

ADSL Lines in Service (Thousand)	456	383	19.2

Lines Installed	In the 3Q04, Brasil Telecom installed 13.8 thousand lines, ending the quarter with 10.7 million terminals. In relation to 3Q03, the plant registered an increase of 47.8 thousand lines.

Lines in Service	The plant in service totaled 9.8 million lines in the 3Q04. Brasil Telecom continued the non-paying-lines-detection process, disconnecting lines with no prospects of returning to the active base in the medium term and transferring some of the clients who negotiated their obligations to the hybrid plan (LigMix). As a result, the utilization reached 89.5%.

Additionally, the increase of 67.6% in hybrid terminals was due to the Company’s initiative to incentive the migration of delinquent and economic plan clients. This strategy has caused a growth in the ARPU (net revenues/monthly LMES) of the fixed telephone service.

ADSL	Brasil Telecom practically doubled its ADSL accesses in service in just a year (90.5% of increase), reaching 456.1 thousand accesses at the end of 3Q04.

Traffic

OPERATING DATA	3T04	2T04	3T04/2T04 (%)

Exceeding Local Pulses (Million)	2,740	2,715	0.5

Domestic Long Distance Minutes (Million)	1,638	1,624	0.8

Fixed-Mobile Minutes (Million)	1,098	1,036	6.1

Exceeding Pulses/Average LIS/Month	94.9	93.4	1.5
DLD Minutes/Average LIS/Month	56.7	55.9	1.5
Fixed-Mobile Minutes/Average LIS/Month	38.0	35.6	6.7

Exceeding Local Pulses	The traffic of exceeding local pulses increased by 0.5% compared to the 2Q04, 2.7 billion.

DLD Traffic	In the 3T04, the traffic LD increased 0.8% in the comparison with the previous quarter, reaching 1,6 billion.

DLD Market Share	At the end of the 3Q04, Brasil Telecom had a 45.7% and 25.1% market share in the interregional and international long distance segments.

Leveraged by the success of the campaigns developed for the launch of the CSC 14 use outside of the Region, the DLD market share of Brasil Telecom increased by 0.2 p.p. in the intra-region segment and 0.9 p.p. in the intra-sector segment. The market share in the intra-sector and intra-region segments reached 90.9% and 81.3%, respectively.

Inter-network traffic	The inter-network traffic increased 6.1% in the 3T04 in relation to the previous quarter, due to the increase of 3.9% in the traffic VC-1, 10.8% in VC-2 and 34.5% in VC-3.

Of the total of the inter-network traffic, 82.2% refer to VC-1 calls, 12.0% to VC-2 calls and 5.9% to VC-3 calls.

Tariffs

Tariff Adjustments	Following the Supreme Court of Justice’s (Supremo Tribunal de Justiça - STJ) decision to authorize the rate adjustments of the Basic and Long Distance Plans, Brasil Telecom, in agreement with the Ministry of Communications and Anatel, increased rates for the local service and long distance baskets by an average of 8.7% and 9.6%, respectively. It was pre-established to apply the rate adjustments in two installments, one effective on September 1st and the other on November 1st.

Subsidiaries

Brasil Telecom GSM	With an institutional marketing campaign aired on the 26th of September, Brasil Telecom GSM announced the launch of its commercial activities in mobile telephony.

With a convergent telecommunications platform integrating the complete range of products and services of the Group, Brasil Telecom GSM brought a number of innovative and exclusive advantages to the market.

After announcing a promotion that reduced the interconnection rate by approximately 45%, which reduced the costs of calls from land lines to mobiles, Brasil Telecom GSM launched a new set of advantages to its clients, valid since the start of operations.

With the commercial launch of the mobile operations, Brasil Telecom becomes the first complete telecommunications carrier. Our convergence concept goes beyond products and services to reach our customer service and sales force. Both our call centers and points of sale will be ready to meet all the telecommunications needs of our clients. There will be more than 1.8 thousand points of sale, among them 16 flagship stores, 40 kiosks, 400 exclusive dealers and 1.350 retailers.

Our flagship stores have been designed following the one-stop-shop concept, where clients find all of our products and services including fixed and mobile telephony, intelligent services, broadband and narrowband internet, alternative DLD and ILD rate packages, besides various fixed-line and mobile telephony accessories.

In the 3Q04, investment in the mobile operation was of R$502.7 million, amounting to R$867.0 million since the start of the project.

Financial performance

Revenues

Local Service	Gross revenue from local service reached R$1,218.3 million in the 3Q04, 3.2% higher than registered in the 3T03 and 9.2% larger than registered in the 2T04, result of the increase mainly in the incomes of measured service and basic subscription fees.

Gross line activation revenues totaled R$7.7 million in the 3Q04, 17.6% lower than in the 2Q04, primarily due to the fee reduction of 18.5%, applicable from July 2, 2004 onwards. This reduction was partially offset by a rate increase of 3.6%, effective on September 1, 2004. Additionally, Brasil Telecom activated 403 thousand lines in the 3Q04, compared to 418 thousand lines in the previous quarter.

Basic subscription revenues reached R$800.6 million in the quarter, an increase of 9.3% compared to the 2Q04, due to the rate adjustments of 7.4% and 4.4%, effective from July 2, 2004 and September 1, 2004, respectively.

Billed pulses revenues totaled R$386.7 million in the 3Q04, an increase of 10.6% compared to the 2Q04, as a result of an increase in local traffic compared to 2Q04 and the rate adjustments of 7.4% and 4.4%, effective from July 2, 2004 and September 1, 2004, respectively.

Public Telephony	Public telephony revenues reached R$128.4 million in the 3Q04, an increase of 7.8% compared to the 2Q04, primarily due to the rate adjustments of 7.4% and 3.2% in payphones credits, effective since from July 2, 2004 and September 1, 2004, respectively.

Long Distance	Long distance revenues reached R$478.3 million in the 3Q04, resulting in an increase of 14.3% compared to the 2Q04. This was principally due to the market share increase of 7.7 p.p. and 5.5 p.p. in the interregional and international segments. The rate adjustment of 3.2% and 4.8%, effective from July 2, 2004 and September 1, 2004, respectively, in the DLD basket also had a positive impact on revenues.

Inter Network	Gross revenue from inter-network calls reached R$805.5 million in the 3Q04, a 9.1% increase compared to 2Q04, due to the increase of 6.1% in the traffic inter-nets and to the increase of the participation of the traffic VC-2 and VC-3 in the mix of the calls inter-nets.

Interconnection	Interconnection revenues increased by 1.9% compared to the 2Q04. On July 2, 2004, the Local Network Usage Rate (TU-RL) was decreased by 10.5% and the Intercity Network Usage Rate (TU-RIU) increased by 3.2%.

Data Communication	In the 3Q04, data communications revenues reached R$283,4 million, an increase of 11.0% compared to the previous quarter, mainly due to the 19.2% growth in ADSL accesses in service.

Data communications has been increasing as a percentage of total revenues. In the 3Q03, the segment represented 6.7% of total revenues, increasing its share to 8.5% in the 3Q04.

Supplementary and Value-Added Services	Gross revenue from supplementary and value-added services increased by 12.6% compared to the previous quarter, amounting to R$117.2 million in the 3Q04.

Other Revenues	Other revenues reached R$47.6 million in the 3Q04, a growth of 8.3% compared to 2Q04.

Gross Revenue Deductions	Gross revenue deductions reached R$954.3 million in the 3Q04, representing 28.8% of the gross revenue for the quarter, stable in relation to the 2Q04.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month in the 3Q04 was of R$81.8, against R$70.0 in the 3Q03, a 16.8% increase.

Costs and expenses

Costs and Operating Expenses	Operating costs and expenses totaled R$2,002.9 million in the 3Q04, against R$16.8 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions and losses were of R$1,212.8 million in the 3Q04, against R$1,105.6 million in the 2Q04. The items that more influenced the increase in Brasil Telecom's costs were: interconnection (+11.9%) and other (+44.2%).

Number of Employees	At the end of the 3Q04, Brasil Telecom’s fixed telephony operation had 5,509 employees, against 5,391 in the previous quarter. That increase is due to the consolidation of Vant and an increment in the number of Collaborators of the commercial area, related to the inauguration of the own stores according to the concept one-stop-shop.

As of September 2004, Brasil Telecom GSM had 822 employees, against 758 in the 2Q04, reflecting the structuring process for the product’s launch.

Personnel	Personnel costs and expenses reached R$106.1 million, an increase of 4.5% compared to the previous quarter, given the increase in the workforce observed during the period.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$368.5 million in the 3Q04, a 2.7% increase in relation to the previous quarter.

As a percentage of net revenue, costs with subcontracted services reached the lowest value of the past quarters, or 15.6%, compared to 16.6% in the 2Q04.

Interconnection	Interconnection costs totaled R$610.2 million in the 3Q04, a 11.9% increase compared to the previous quarter. The increase is a result of the increase of VC-2 and VC-3 traffic in the inter-network traffic mix, the increase in long distance calls terminating outside Region II, and the increase in fixed-to-mobile traffic.

Advertising & Marketing	Expenses with advertising & marketing totaled R$31.4 million in the 3Q04, an increase of 28.2% from the previous period. This value corresponds to 1.3% of the liquid income, compared to 1.1% in the 2Q04.

Losses with Accounts Receivable/Gross Revenuer ratio	The losses with accounts receivable to gross revenue ratio was of 3.0% in the 3Q04, stable in relation to the 2Q04. Losses with accounts receivable totaled R$97.9 million in the 3Q04.

Accounts Receivable	Gross accounts receivable as a percentage of gross revenues fell from 70.7% in the 2Q04 to 68.9% in the 3Q04, the lowest value in the last 12 months, given that the increase in gross revenues was higher than the increase in accounts receivable in the period. Despite the rate adjustments applied during the period, gross accounts receivable as a percentage of gross revenues fell in the quarter.

Gross accounts receivable in the period was influenced by the CSC 14 operation in the inter-regional and international segments and its usage in calls originated from mobile phones.

Deducting provision for doubtful accounts in the amount of R$191.1 million, Brasil Telecom’s net accounts receivable totaled R$2,093.3 million at the end of the 3Q04.

Provisions for Contingencies	In the 2Q04, provisions for contingencies totaled R$65.8 million. Due to provisions of nature tax, labor and civil.

EBITDA

EBITDA of R$921.9 million	Brasil Telecom’s EBITDA was R$984.4 million in the 3Q04, R$62.5 million above 2Q04’s EBITDA, resulting in a 6.8% increase quarter-on-quarter.

EBITDA Margin	In the 3Q04, Brasil Telecom’s EBITDA margin reached 41.7%. The 9M04 EBITDA margin was of 42.4%.

EBITDA/Average LIS/month	In the 3Q04, EBITDA/Average LIS/month reached R$34.1, 7.6% higher than in the 2Q04.

Financial Result

Financial Result	In the 3Q04, Brasil Telecom reported a negative net financial result of R$98.3 million, representing an increase of 13.4% in the net negative result compared to the R$86.7 million reported in the 2Q04.

Nonoperating Result

Amortization of Reconstituted Goodwill	In the 3Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Indebtness

Total Debt	As of September 2004, Brasil Telecom’s consolidated total debt was of R$4,865.1 million, 12% higher than the amount reported in the 2Q04. This was mainly due to the availability of funds associated with the first tranche of the loan raised with BNDES and the debentures issued by Brasil Telecom S.A.

Net Debt	Net debt totaled R$1,464.7 million, a 20.3% reduction from June 2004.

Average Cost of Debt	Brasil Telecom’s consolidated debt had an accumulated average cost of 11.3% p.a. equivalent to 71.3% of CDI.

Financial Leverage	As of September 30, 2004, Brasil Telecom’s financial leverage - net debt to shareholders’ equity ratio - was equal to 23.3%, compared to 29.6% in June.

Investments

		R$ Millions

Investments in the Permanent Assets	3Q04	2Q04	3Q04/2Q04 (%)

Network Expansion	107.2	128.8	(16.8)
- Conventional Telephony	20.0	19.3	3.5
- Transmission Backbone	10.3	11.4	(10.1)
- Data Network	74.1	76.2	(2.8)
- Intelligent Network	0.6	19.6	(96.7)
- Network Management Systems	0.1	1.0	(86.5)
- Other Investments in Network Expansion	2.1	1.3	49.3
Network Operation	71.9	62.8	14.5
Public Telephony	0.7	0.9	(25.4)
Information Technology	41.2	29.0	42.1
Expansion Personnel	19.8	20.6	(3.5)
Others	13.7	356.3	(96.1)

Total Investments in Permanent Assets	254.5	598.4	(57.5)

Expansion Financial Expenses	(17.6)	19.1	N.A.

Total - fixed telephony	236.9	617.5	(61.6)

Investments in the permanent assets	3T04	2T04	3T04/2T04 (%)

Brasil Telecom GSM	486.4	158.1	207.6
Expansion Financial Expenses	16.3	42.6	(61.7)

Total - mobile telephony	502.7	200.7	150.5

Investments in Permanent Assets	Brasil Telecom investments totaled R$739.6 million in the 3Q04. The investment in fixed telephony was of R$236.9 million, while R$502.7 million were invested in the mobile telephony.

Cash Flow

Operating Cash Flow in the 3Q04 was of R$815 million	The operating cash generation of Brasil Telecom reached R$815 million in the 3Q04, surpassing by 3.7% the amount reported in the 3Q03.

Free cash flow in the 3Q04 was of R$364 million	Brasil Telecom’s free cash flow in the 3Q04 was of positive R$634.2 million, against negative R$120.5 million in the 2Q04. The trailing 9-month free cash flow is of R$748.8 million.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIE/ASSOCIATED COMPANIES	3 - GENERAL TA	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)	9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLIC HELD COMPANY	66,05	70,38
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		359,793,099	359,793,099

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLIC HELD COMPANY	99,99	0.60
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		32,625	32,625

03	NOVA TARRAFA INC.	............./.........-....	SUBSIDIARY NON-PUBLIC HELD COMPANY	100,00	0,05
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1	1

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 09/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	83,024,288,663	61.94	13,256,211,786	5.87	96,280,500,449	26.74
Management
Board of Directors	35,265	0.00	52,566	0.00	87,831	0.00
Directors	5,513	0.00	2,030,663	0.00	2,036,176	0.00
Fiscal Board	8,926	0.00	8,930	0.00	17,856	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	49,526,549,836	36.95	212,749,449,035	94.13	262,275,998,871	72.85
Total	134,031,688,203	100.00	226,007,752,980	100.00	360,039,441,183	100.00
Outstanding Shares in the Market	49,526,599,540	36.95	212,751,541,194	94.13	262,278,140,734	72.85

As of 09/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	84,242,727,057	62.85	11,496,064,583	5.16	95,738,791,640	26.84
Management
Board of Directors	32,265	-	52,566	-	87,831	-
Directors	5,513	-	2,030,663	-	2,036,176	-
Fiscal Board	1,792	-	1,794	-	3,586	-
Treasury Stock	1,480,800,000	1.11	-	-	1,480,800,000	0.42
Other Shareholders	48,308,118,576	36.04	211,172,038,277	94.84	259,480,156,853	72.74
Total	134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00
Outstanding Shares in the Market	48,308,161,146	36.04	211,174,123,300	94.84	259,482,284,446	72.74

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 09/30/2004)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.99
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.15	7,840,963	3.47	14,736,645	4.09
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.75	218,166,790	96.53	275,465,835	76.51
Total	-	-	134,031,688	100.00	226,007,753	100.00	360,039,441	100.00

Distribution of the Capital from Parent to individual level

Solpart Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,633	19.00	1,239,982	62.00	1,433,615	47.48
Telecom Italia International N.V. (*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	20	0.00	-	-	20	0.00
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*)	Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99,98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	268,029,486	19.27	-	-	268,029,486	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	943,531,893	67.82	-	-	943,531,893	67.82
CVC/Opportunity Equity Partners LP	-	British	284,043	0.02	-	-	284,043	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	British	69,587	0.01	-	-	69,587	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02.597.072.0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00		-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lenin Florentino de Faria	203.561.374-49	Brazilian	3	0.00	-	-	3	0.00
Total	-	-	1,391,139,645	100.00	-	-	1,391,139,645	100.00

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	506,011,807	45.45	-	-	506,011,807	45.45
CVC/Opportunity Equity Partners LP	-	British	468,734,560	42.10	-	-	468,734,560	42.10
Opportunity Fund	-	British	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02.559.662.0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	3,475,631	0.31	-	-	3,475,631	0.31
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.00	-	-	2	0.00
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	2	0.00	-	-	2	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00

17.01 - LIMITED REVIEW REPORT

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended September, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

October 29, 2004

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADRESS OF COMPANY HEADQUARTERS	1
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	1
01	04	QUARTERLY REFERENCE	1
01	05	COMPOSITION OF PAID CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	2
01	08	DIVIDENDS APPROVED	2
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	3
01	10	MARKET RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	QUARTERLY STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY REPORT	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	51
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	52
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	53
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	55
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	57
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	58
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	59
17	01	LIMITED REVIEW REPORT	62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer